December 20, 2007

Mr. Jim B Rosenberg, Senior Assistant Chief Accountant
Mr. Donald Abbott, Staff Accountant
Mail Stop 6010
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Nanobac Pharmaceuticals, Incorporated (“Nanobac”) Annual Report on Form 10-KSB for the fiscal year ended
December 31, 2006 and Form 10-QSB/A for the quarterly period ending September 30, 2007.

File No. 033-80612

Dear Mr. Rosenberg and Mr. Abbott:

Pursuant to your request and in connection with the Staff’s comment letter dated December 6, 2006 (the “Comment Letter”) regarding the above-referenced annual and quarterly reports, we respectfully submit to you a response and supporting documentation regarding the matters described below. Please be advised that we have simultaneously filed this response on EDGAR under the form type label CORRESP.

Form 10-KSB for December 31, 2006: General

1. The file number on the cover page of your document does not agree with the file number, 033-80612 used n the EDGAR system. Please confirm to us that you will correct the commission file number on the cover page in future filings.

We confirm that file number 033-80612 shall be used by Nanobac on the cover page in all future filings.

Form 10-KSB for December 31, 2006: Item 8A Controls and Procedures, page 29 - Disclosure controls and procedures and Changes in internal controls

2. Please revise your disclosure to state the conclusion of your principal executive officer and principal financial officer on the effectiveness of disclosure controls and procedures as of the end of the period covered by the report as required by Rule 307 of Regulation S-B and not within 90 days of this report. The comment also applies to your disclosure in the Form 10-QSB/A for September 30, 2007.

The requested corrections are included in the “Revised Disclosure for Item 8A” at the end of this section. Please see our response to Item 7 for the corrections to Form 10-QSB/A for September 30, 2007.

3. Your disclosure that our “principal executive officer and financial officer have concluded that there are material weakness in our internal controls and procedures” is vague. Please revise your disclosure to state whether your principal executive and principal financial officer concluded that your “disclosure controls and procedures” were effective or not at December 31, 2006. Please disclose whether or not the material weakness identified at June 30, 2006 has been corrected as of December 31, 2006 to support the conclusion of your principal executive and financial officer regarding the effectiveness of your disclosure controls and procedures as of December 31, 2006.

We have expanded our description of the material weakness and have noted that this material weakness has been corrected as of December 31, 2006 in the “Revised Disclosure for Item 8A” at the end of this section.

4. Please revise your disclosure to state if there has been any change in “internal control over financial reporting” that occurred during your last fiscal quarter (the fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Please refer to Item 308(c) of Regulation S-B. This comment also applies to your disclosure in the form 10-QSB/A for September 30, 2007.

We have added a disclosure for changes in internal control in the “Revised Disclosure for Item 8A” at the end of this section. Please see our response to Item 7 for the corrections to Form 10-QSB/A for September 30, 2007.

Revised Disclosure for Item 8A

Disclosure controls and procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as required by Rule 307 of Regulation S-B as of the end of the period covered by this report. Based on our evaluation, our principal executive officer and principal financial officer have concluded that there was the following material weakness in our internal controls and procedures during 2006.

During the quarter ended June 30, 2006, we neglected to record the issuance of 8,000,000 shares of common stock and the resultant charge to operations of $560,000. To correct this material weakness, we have instituted procedures whereby we will reconcile our stock records to the transfer agent records on a quarterly basis.

After instituting the new procedures as described above, the material weakness identified at June 30, 2006 has been corrected as of December 31, 2006 to support the following conclusion of our chief executive officer and chief financial officer regarding the effectiveness of our disclosure controls and procedures. Accordingly, our Chief Executive Officer and Chief Financial Officer has concluded that the Company’s disclosure controls and procedures are effective as of December 31, 2006.

Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Form 10-KSB for December 31, 2006: Consolidated Financial Statements - Notes to Consolidated Financial Statements - 9. Stockholders’ Equity, page F-13

5. Please explain to us why the fair value of the stock settlement liability has not changed since December 31, 2005. Based on your disclosure, it appears that the value of the variable number of shares to be issued under the Subscription agreements should be adjusted at each subsequent reporting period.

The stock settlement liability at December 31, 2005 has not changed because there have been no changes in the subject subscription agreements since December 31, 2005. Note that the following two offsetting conditions exist which offset changes in the liability when the stock price changes.

•
When the value of Nanobac’s stock declines, the number of shares to be issued increases based on the cash received to date from the stock subscription agreements ($1,475,000) divided by 52% of the fair market value of Nanobac’s common stock.

•	While the number of shares to be issued increases, the price per share of the stock has decreased.

Note that the same principal holds true if the stock price increases. The number of shares to be issued decreases but the price per share increases resulting in an offset to the liability.

To demonstrate the above, the calculation of the stock settlement liability at December 31, 2005 was as follows:

Cash received		$1,475,000

Price per share at Dec 31, 2005	$0.04
Divider per subscription agreements	52%

Price per share to determine additional shares		$0.02

Number of shares to be issued		70,913,462

Price per share		$0.04

Stock settlement liability for un-issued shares		$2,836,538	(*)

As of December 31, 2006, the calculation of the stock settlement liability was as follows:

Cash received		$1,475,000

Price per share at Dec 31, 2005	$0.12
Divider per subscription agreements	52%

Price per share to determine additional shares		$0.06

Number of shares to be issued		23,637,821

Price per share		$0.12

Stock settlement liability for un-issued shares		$2,836,538	(*)

(*) $961,538 included in related party stock settlement obligation and $1,875,000 included in other stock settlement obligation on the respective balance sheets.

As noted above, the change in stock price from December 31, 2005 to December 31, 2006 did not result in a change in liability on the balance sheet.

Form 10-QSB/A for September 30, 2007: Condensed Consolidated Balance Sheets, page 4

6. Please refer to Note 3 and your disclosure of a derivative liability totaling $838,667. Tell us where the derivative liability is classified on your balance sheet at September 30, 2007.

The derivative liability of $838,667 is included in accrued expenses in current liabilities in the September 30, 2007 balance sheet. For future filings, management will separately disclose this liability on the balance sheet.

Form 10-QSB/A for September 30, 2007: Disclosure controls and procedures

7. Your disclosure that our “principal executive officer and financial officer have concluded that there are no material weakness in our internal controls and procedures” does not state the conclusion of the principal executive and principal financial officer regarding the effectiveness of your “disclosure controls and procedures”. Please revise your disclosure to state whether your principal executive and financial officer concluded that your “disclosure controls and procedures” were effective or not at September 30, 2007.

We have corrected our disclosure to include the conclusions of the principal executive and financial officers on the effectiveness of disclosure controls and procedures in the “Revised Disclosure for Item 3” at the end of this section. We have also included the requested corrections referenced in questions 2 and 4 above in the “Revised Disclosure for Item 3” at the end of this section.

Revised Disclosure for Item 3

Item 3: Controls and Procedures

Disclosure controls and procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as required by Rule 307 of Regulation S-B as of the end of the period covered by this report. Based on their evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective.

Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

There were no changes in our internal control over financial reporting during the quarter ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The Registrant and its management acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ John D Stanton
John D Stanton Chief Executive Officer Chief Financial Officer